Pacific Gold Corp.

465 South Meadows Parkway #20

Reno, NV 89521

January 16, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

Pacific Gold Corp.

Item 4.01 Form 8-K

Filed December 24, 2008

File No. 0-32629

Ladies and Gentlemen:

Pursuant to your letter of January 5, 2009 we are enclosing our amended 8-K addressing the requirements of Item 304(a)(2) covering the two prior fiscal years and with the attached letter from Robnett & Company LP indicating that they have no disagreements with the statements made in our 8-K.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at 888-257-4193.

Sincerely,

/S/ JACQUELYN GLAZER

Jacquelyn Glazer

Chief Financial Officer